CM

BD 3/6

03014737

ECURITIE SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10975 El Monte Ste. 225
(No. and Street)

Overland Park (City) Kansas (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Stepp 913 396 0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/17

OATH OR AFFIRMATION

I, J. Daniel Stepp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Capital Management, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions noted

Signature

President

Title

Notary Public

"NOTARY SEAL"
Pamela R. Kasper, Notary Public
Johnson County, State of Kansas
My Appointment Expires Oct. 15, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Table of Contents

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Gold Capital Management, Inc.:

We have audited the accompanying balance sheets of Gold Capital Management, Inc. (Company), (a wholly owned subsidiary of Gold Banc Corporation, Inc.), as of December 31, 2002 and 2001, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Capital Management, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

As discussed in note 1 to the financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated.

KPMG LLP

Kansas City, Missouri
February 11, 2003

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Balance Sheets

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	1,544,868	336,618
Investment securities, marketable		3,139,666	7,005,616
Investment securities, not readily marketable		345,000	348,300
Accrued interest receivable		14,300	33,594
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $531,587 and $425,489 in 2002 and 2001, respectively		343,883	382,509
Goodwill, net of accumulated amortization		4,536,194	4,536,194
Other assets		193,636	222,228
Income taxes receivable		655,731	255,518
	$	10,773,278	13,120,577
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	567,287	419,983
Deferred income taxes		847,530	430,910
Short-term borrowings		—	3,570,846
		1,414,817	4,421,739
Stockholder's equity:			
Common stock, $0.10 par value; Authorized, issued, and outstanding 10,000 shares		1,000	1,000
Additional paid-in capital		6,908,581	6,908,581
Retained earnings		2,448,880	1,789,257
Total stockholder's equity		9,358,461	8,698,838
Commitments			
	$	10,773,278	13,120,577

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Earnings

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Commissions and advisory fees	$	1,981,091	1,585,447
Trading gains, net of losses		5,488,982	5,171,075
Other		12,161	283,146
		7,482,234	7,039,668
Expenses:			
Employee compensation and benefits		3,345,868	3,391,753
Communications and data processing		360,054	310,489
Clearinghouse fees		395,817	344,213
Occupancy		214,755	240,994
General and administrative		1,052,451	947,506
Interest		206,979	229,700
Other		141,610	290,288
Total expenses		5,717,534	5,754,943
Earnings before income taxes		1,764,700	1,284,725
Income tax expense		605,077	552,382
Net earnings	$	1,159,623	732,343

See accompanying notes to financial statements.